Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: September 13, 2021

On September 12, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., David Styka, the Executive Chairman of Vicarious Surgical Inc., Bill Kelly, the Chief Financial Officer of Vicarious Surgical Inc., Donald Tang, the Co-founder and President of D8 Holdings Corp. and Samir Kaul, the Co-founder of Khosla Ventures V. L.P. participated in an interview with Mona Abdi, who serves as a moderator on the Reddit forum r/SPACs. A copy of the transcript of the interview is set forth below:

Mona Abdi (MA): Hi, everyone. Thanks for coming to AMA #15 today. Hosting, as usual, I’m Canadian2020. We’re in Iceland today. Usually, I’m in the middle of Iowa surrounded by cornfields, but I’m at Vik, home of the Vikings and famous for the black sand beach. Today we’ll be talking to the team from Vicarious Surgical. We also have a special guest, hopefully, down the road in a few minutes, Samir Kaul. I probably butchered his name, that’s what happens when you speak a couple languages, you screw up in every single language basically. But yeah, so we’re live. Right now we have about 50 people watching us, slowly it keeps on ticking up. Let me know guys, if you guys want to rock and roll or wait for Samir for a few more minutes.

Adam Sachs(AS): Let’s um, why don’t we start with maybe giving some of our own backgrounds and see if Samir can hop on. Oh there he is.

MA: Sure. I’ll start. So my name is Mona Abdi. Go by Canadian2020 on discord and r/SPACs. I’m one of the moderators there, been doing this for about a year now. I really enjoy getting to learn about different startups and different companies going public. By day, I’m a radiation oncologist, but by night, mod on r/SPACs, with a few other folks who are always working hard in the background that you don’t see. So, thanks out to them. That’s more or less about me. We’ll go to you guys.

AS: Yeah, I’ll kick it off. So, I’m Adam Sachs. I’m the founding CEO here at Vicarious Surgical. My background, I’m a mechanical engineer, I studied at MIT and focused on robotics and biomedical engineering primarily. So yeah, and thank you so much for doing this especially at midday. I really appreciate it.

David Styka(DS): Hi, I’m David Styka. I’m Executive Chairman of Vicarious Surgical I joined in late 2020. I’ve been focused on innovative startups for over 30 years, the last 20 in healthcare. In particular, I’ve been focused on robotic surgery since 2014. When I joined Auris Health, a company focused on innovating robotic surgical platforms with Dr. Fred Moll, the co-founder of not only Auris Health, but also Intuitive Surgical, the largest robotic surgery company on the planet. Anyway, so I joined as CFO with that company, it was acquired in 2019 by Johnson and Johnson of upwards of $5.7 billion including earnouts and it’s a great pleasure to join such an innovative team such as Vicarious Surgical.

MO: Thank you, David. Donald?

Donald Tang(DT): Hi, Donald Tang, Co-Founder and President of D8 Holdings. I’m from Dallas, Texas, actually, but based in Hong Kong, I’m the SPAC sponsor, co-founder of D8 Holdings and I’m also a private equity investor. We focus on companies that apply technology to very large addressable markets. I studied computer science along many colleagues in the robotics department at Carnegie Mellon and on the private equity side, we’ve actually incubated a number of biotech healthcare assets. And we have an industrial portfolio as well, that’s leveraged robotics very extensively, to automate away labor intensive manufacturing supply chains. So I think it’s fair to say we’re not only believers in the future of robotics, we’re actually active users today.

MO: Awesome. How about you, Billy? Sorry, Bill.

Bill Kelly (BK): Either is fine. My Name is Bill Kelly. I’m the CFO here at Vicarious Surgical and prior to Vicarious I was actually CFO at Exosome Diagnostics, where I helped lead the company from development stage through commercial operations, and eventually sold the company to Bio-Techne for upwards of $575 million, including earnouts, back in 2018. Prior to that, I was CFO at Repligen Corporation, a public company where I similarly helped lead the company from development stage through commercial success and helped deliver nearly a tenfold increase in market cap of that public company. And they’re worth upwards of $15 billion today. So, this is now my third time, as CFO, leading a company through this very critical inflection point from development stage to commercial success. And between the incredible technology, the team, our backers, and now this transaction, I’ve never been more excited for an opportunity than the one that we have here. I’m also very excited to be here tonight. So thank you for having us all.

MO: Well, thank you so much, gentlemen, for introducing yourself. You guys have such a depth in experience that you’re bringing to this company. It’s honestly amazing to have you all here tonight. I see Samir has logged in. I don’t know if you can hear us Samir can you hear us?

Samir Kaul (SK): How are you?

MO: Yeah, nice. So, everybody’s introducing themselves. If you can introduce yourself to the r/SPACs it would be great.

SK: Sure I’m a board member and I led the Series A in Vicarious and I was one of the founders of Khosla Ventures.

MO: That’s awesome. Yeah, you’re giants for sure in the investment community in r/SPACs from what I hear from everybody on the discord servers. Okay, so we have about 12 questions. These have been submitted by folks from Reddit and other forums. So please feel free to jump in, I don’t know who’s going to answer these questions whoever feels, they have, I guess, the best answer, feel free to jump in. So, we’ll jump into the first question. Probably Adam will be good to answer this question. Tell me a bit about the background of Vicarious Surgical. How did this start?

AS: Yeah, so we’ve, I mean, we’ve been working on this company for a very long time, actually since about 2009, originally, as a side project, and that’s, you know, I was studying at MIT. It’s actually where I met my Co-Founder, Sammy, who was studying exactly the same thing as I was, it’s very much the cliche college roommate story. And I introduced Sammy to a longtime friend of mine, Dr. Barry Greene, who’s now our Chief Medical Officer and our third Co-Founder, Dr. Greene is an incredible minimally invasive general surgeon who explained to Sammy and I why minimally invasive surgery is so challenging to teach. And this includes existing surgical robots. And it really all comes down to the way that the motion pivots about the abdominal wall. And that the surgeon needs to create the motion for every procedure, because of that, the kinematic profile for it, for every procedure. So, Dr. Greene felt that you know, by developing a system that worked from the inside out instead of the outside in, we’d actually be able to train surgeons faster and be able to perform better procedures. We, so when we set out to develop this new system, we pretty quickly understood why it had never been done before. There are flexible robots that have essentially, they’re really not very strong and ironically, actually not that flexible, but also require fairly large incisions. And then they’re rigid robots, which have something called coupled motion, where each joint is actually in the wrist is actually coupled to all the other joints, that leads this exponential buildup of force joint-by-joint as you go through the arm. And that limits the number of joints that you can have. So we spent the, you know, the next seven years, inventing and perfecting a way to fully decouple that motion. And that’s what allows the nine degrees of freedom that we have plus a camera all through a single 1.5 centimeter incision. And so somewhere in 2014 is when we decided to work full time, actually it’s January 2014, we decided to work full time on this project. And we bootstrapped it worked out of our apartment until mid 2015 until we really had a working prototype, and that’s when I was introduced to Samir. So, Samir, do you want to give a bit of background there?

SK: Sure. So hi, I’m Samir. And I’ve been an investor with Adam for a long, I guess, a long time, from the very beginning. Sorry, my connection here is a little off. So when he first pitched us in 2015, he developed a robotic arm with dreams to change the future of surgery. And it fits in well with our thesis at Khosla Ventures, which is to be bold, early and impactful and to find technologies that can really disrupt large industries. We met Adam, Sammy, and Barry, and we were super impressed, but not only the technology that they invented, but their goals and ambitions to change the way surgical robotics work in a way that could not only improve outcomes, but could also expand access to patients. And since we invested, it’s been about six years, worked very closely with the team and super proud of the progress we’ve made.

MO: That’s quite impressive. You know, Adam, like as a physician, I work with a lot of surgeons and I get to see on a day-to-day basis on like, some of the needs that they have and where things are heading and for sure, you know, making the smallest possible incision you know, helps with the healing process and then using a tool that kind of leverages your own hands, that’s even better. Right. So, you know, this is definitely going to go far. And thanks. Thank you for sharing that with us and Samir, you know, being insightful enough, almost half a decade ago to pick up on this company. That kind of makes me think, what else are you picking up on today that we haven’t talked about yet?

So moving on to the second question, what will be the most challenging parts of going public for your company within the next one to two years?

AS: Yeah, so I’ll take that one. Um, I think going public, I mean, it offers us a ton of amazing opportunities. We’ve been in stealth for a long time, at this point, really developing our core technology. And this gives us the, you know, the visibility that a public company provides and coming out of stealth provides, with that we’ve had, frankly, since our deal announcement in April, we’ve had incredible inbound interest from surgeons, from hospitals, from potential employees and partners. And, you know, we’ve been able to leverage this interest into incredible partnerships and investment, some that, you know, really, really come from our ability to be, to now be, transparent about what we’re doing with the entire world. But, you know, I mean, of course, that transparency is also where the downside comes. So I think the real challenge is that any misstep that we make over the next two years will be seen by everybody in the world. But that being said, we continue to execute and we intend to do so and to deliver a product to the market that will help surgeons, patients, hospitals, and payers.

MO: Awesome. So as a physician, also, I do see other companies that are out there right now, other firms out there, who or what company, do you consider your strongest competitor right now? How will you outperform them in the coming months or two years after going public?

DS: Yeah, let me take that one. I’ve been around robotic surgery since 2014. And I’ve seen pretty much, especially with my association with Dr. Moll, pretty much everything that’s going on in robotic surgery and, and medical devices at large. Obviously, the number one competitor is Intuitive Surgical a $120 billion public company, and they really plowed the road, let’s say in terms of creating access and making it meaningful and a meaningful impact with robotic surgery. That being said, 20 years on, the market, they still only penetrated 3% of the number of procedures that are done robotically. That being said, with the right architecture and the right design, I think that we believe that percentage, that penetration, can be increased dramatically. This company has focused on designing an architecture that is precisely focused on providing better medical outcomes. And, as a physician, you would know that better medical outcomes is the ultimate task. So, what we have here is a robot that is targeted to improve existing techniques of those procedures that are currently done robotically to 3%. Expanding that penetration beyond that 3%, ultimately doing the same procedures that are currently done robotically, but hopefully expanding the penetration. For example, our first indication is in hernia. And although hernias are done robotically, they’re time consuming. The training is extensive. And yet the market penetration for even hernia today is around 16%. Our first indication which is in hernia, for which we received a breakthrough designation from the FDA for our approach, which essentially indicates that we have the possibility of improving medical outcomes in that procedure. Essentially, we believe will increase adoption not only in hernia, but in other procedures as we continue to develop the robot and expand our tool set, which will enable procedures in GI as well as gynecology and others as we move forward. So, strongest competitor, obviously Intuitive. They also have a single port system, although we think our design is much better in terms of not only incision size, but also in terms of the capabilities we bring to bear with our unique architecture.

MO: Thank you, David, if we can elaborate, do you think you can compete with Intuitive or Mimetic as well.

DS: I’m sorry, I didn’t understand the question. What was the second part of that?

MO: So one of the users on Reddit posted: why do you think you can compete with intuitive or Mimetic? I think they were –

DS: I’m not sure about Mimetic, he might, the question, might be referring to Mimic, which is like, yeah, Mimic is a new robot, I can only react to what they disclose publicly. But what I see on their website is a flexible robot that has no vision that I can see from their pictures. And it is focused on what we call endoluminal surgery, which is access to the body through existing orifice. So, their first de novo indication is Transvaginal Hysterectomy, that’s one approach. It’s not the only approach and a Transvaginal approach is, it doesn’t require the same forces or technique that come going through the abdomen would. So, I can’t speak to how well that system will evolve over time, and if it has been doing this a long time. And pretty much it’s the same multiport system, they’ve done a good job with port placements and have developed, you know, a meaningful technology. Now with the assembled patents that they started in 2010, and nearly 20 years ago, coming off, I think you’re going to see more competitors, and you’re going to see better techniques. Coming to bear, we believe our approach and our architecture, is one that can truly expand the use of robotics across a large swath of procedures, not only the ones currently done today, but ones that haven’t been enabled the 97% of procedures, so they’re still done on an open basis.

AS: If I can add to that a little bit. Also, I think that, you know, a lot of surgeons self-select data training on existing surgical robots, because it just takes too long to become proficient. So with multi-incision, it’s all about the fact that, you know, the, the actual instruments pivot about the abdominal wall, which means that surgeon needs to create the kinematic profile. For, you know, an endoluminal approach, like David was talking about, I mean, those have really struggled in the past, because workflow and efficiency really matter in the operating room, I think a lot more than most people would, would imagine. A procedure is that, you know, like, like with Da Vinci, that take over 100 procedures to master. Those are procedures where the surgeon is operating on patients, and that’s something that, frankly, surgeons just don’t feel comfortable doing, unless they’ve really mastered the use of the tool. So long adoption, you know, long learning curves can really hurt adoption in the fact that they hurt surgeon comfort overall.

MO: Right, and you want the surgeons to be comfortable with them, because a lot of the tools are the same tools that they use during residency, right and a tool that requires less time, you know, less time for it to, you know, train with so that it gets you in the moves you’re making, the easier it will be for adoption. So, the next question is for Donald Tang, what made Vicarious Surgical stand out amongst others, among other companies, and ultimate catalysts for you in choosing Vicarious Surgical to take public through your SPAC?

So basically, why did you choose Vicarious Surgical?

DT: I can explain that. Um, first off, right, I’ve always found Intuitive and robotic surgery fascinating. But here’s the thing, let’s pretend that Intuitive doesn’t exist, surgical robotics never got invented and we’re designing an ideal surgical robot from a blank slate, right? Nobody would start with wrists on a stick. Right? You try to miniaturize a human surgeon, you’d have arms, shoulders, joints, eyes on the right places, because that’s most natural. And the problem is existing robots don’t look at that, right? And that’s not because people lack imagination. It’s just very, very difficult to make tiny arms with many joints in series. This is well understood, you know, most roboticists will say it’s a long-standing problem in robotics. And so that’s why everything today, whether it be multi-port, single port, endoluminal, that uses a natural orifice, and everything’s either too big or too weak or too clunky, really to do everything a human can do. And so as mentioned, you know, 97% surgeries or more are still done with non-robotic techniques. And so, despite all these competitors out there, we’re very strong but you know, open surgery is the real competition. And Vicarious has solved this long-standing problem in rigid cable driven robots, and I think very likely to grow penetration, if it’s successful, and it’s just mind blowing. Right? So earlier this year, it’s January and I’m running late to a lunch with Phil Liang, who’s on the board of Vicarious. I’m very late, right, so this laptop is open. He’s got a clip of the robot actually, he’s doing some work, and it looks unreal. I’m pretty incredulous, and I asked for meeting with Adam on the spot. And that’s really how this how this all started. Vicarious is a really compelling part for us, right? There’s a huge, massive TAM that’s only 3% penetrated, this visionary team. And they’ve produced the technological breakthrough that really enables the next generation surgical robots. Every single surgeon, I spoke to everyone that I’ve asked to try the robot, they’re very excited, right there is this breakthrough device designation from the FDA. And to top it off, I think we’re doing this at a very, very nice valuation. You know, if you think about it, you know, if penetration today is 3%, you’re just doubling that to 6% is potentially another Intuitive market cap, that gets created. And that’s why even some private companies today with much less inspiring technology, they’re being valued at multiple billions in private rounds. And part of that’s because Intuitive’s, you know, several patents, the earliest patents have started to expire. So at the end of the day, we brought our advisors, we did our diligence. And in the end, we were able to, fortunately, convince Adam that D8 is the right partner. We’re hands on. We have some unique capabilities to build businesses internationally. And we’re going to work hard to maximize long term value. And, so, that’s one reason why Dr. David Ho and I are joining the board post combination, and why I’m really, really happy with some of the strategics that have chosen the back this deal. It’s all very exciting, right? And I can’t wait to get to work. So that’s, that’s why we chose Vicarious.

MO: Awesome, thanks for sharing your thoughts with us, Donald, you know, it’s always a good sign when the SPAC sponsors are really excited about the target that they have. So talking about this robot, and how special it is, a question one of the users submitted was the Vicarious Surgical robot allows the surgeon to see 360 degrees. How does the visualization component work? How is that even possible? Is there also problems with lag? And let’s say in the future, can a surgeon be in a different room, different hospital or a different state and still use the robot?

AS: So, I mean, all really good questions. The way that we’ve enabled this is by creating, essentially, we’ve designed our system to allow the surgeon to have visibility throughout the entire surgical field on the entire abdomen. And we’ve done that by having a camera that actually is a robotic camera, it pans, tilts, and it even rolls and lets the surgeon tilt their head side to side, which is fairly important for surgeons who are concentrating, people tend to naturally do that. I have multicolor LEDs that can map the abdomen in 3D in real time. And it’s designed to provide superior visualization from what exists today, by really taking advantage of and leveraging the 20 years of incredible innovation that have come in cell phone cameras, since surgical robots first hit the market in the late 90s, early 2000s. There’s negligible latency when you’re using our device in the same room, when you’re in the operating room. We have tried remote procedures, up to a few 100 miles away and they you know, you of course do add the latency from the internet on top of it, but it is still entirely possible. That being said, you know, I really believe in remote procedures. And we’ve designed our system to be capable of remote procedures, but not for direct operation. Instead, it’s for remote proctoring and precepting. The idea is that with an affordable and portable surgical robot, a smaller hospital can now buy that robot, put it in their operating room and then a surgeon from a larger institution can assist live during a procedure from the comfort of his or her own home or office. And they can do all of that instead of flying to the remote facility in order to proctor precepting the case. So, we believe it solves for creating almost all of the value of remote surgery without a lot of the problems. Right, you have, if you have any reliability problems or an emergency, you have a local surgeon who’s there and who knows the, the manual technique who can take over and perform the procedure the way that they would have otherwise, but that most importantly, this provides the ability for not just one surgeon to operate on one patient remotely, but rather one surgeon to teach another surgeon how to use our technology to operate on 1000s of patients and their community.

MO: That’s awesome. That’s awesome. Adam, you know, you know as we proceed, go forward, these kinds of technologies which expand the ability of the specialists, for example, right now in the United States are sort of specialists, they’re, you know, a few super specialized centers where it’s Mayo and Rochester, Cleveland Clinic or MGH that their surgeries are so specialized you have to go to their facilities to access them. Maybe in the future with your robot, they can still stay there and do the surgery whether it’s in Tel Aviv or Stockholm, and have the same kind of outcomes. So that’s very exciting from my perspective. So, the next question from Reddit is, how many of these devices are you selling now? Do you guys have contracts? How will you expand?

AS: So, that’s a pretty easy answer. We aren’t selling any robots right now, because you need FDA clearance in order to sell even for pre orders or contracts. So, we do have some incredible relationships with hospitals in the US and globally, including major chains in the United States and in Asia, and they are coming in and investing in our PIPE.

MO: Awesome. So that takes us to the next question. You said, you guys don’t have FDA approval. But you guys have, you’ve been granted breakthrough device designation. What does that mean?

AS: Yeah, so I can take that one as well. So, we’ll you know, be filing for FDA clearance in a bit over two years, but you know that breakthrough device designation is incredible validation from the FDA. It means that the FDA has actually reviewed what we’re doing in detail and believes that we’re likely to have clinical benefit where no technology succeeds today. The breakthrough designation program, it’s this wonderful program that the FDA runs and because the FDA believes that we’ll have you know that we have such incredible potential for benefit to patients, surgeons and hospitals, they’ll actually provide a significant support throughout the process, including but not limited to, binding agreements for clearance, senior FDA leadership working with us on preparation of the filing and continued support and even some potential reimbursement benefits once were on market to help drive adoption.

MO: Awesome. So, the next two questions might be for Bill who has been patient in the background. The enterprise value is about 1.1 billion after closing, how much cash will be in hand?

BK: Good question. Now we have $345 million in trust. So, assuming no redemptions plus a pipe of $142, with that the company should have over $450 million of cash on hand after expenses.

MO: Awesome. That should be quite helpful for sure. Can you elaborate on the PIPE investors looking through this SEC Filing it looks like you have Khosla Ventures, Eric Schmidt’s Innovation Endeavors? Are they going to be long term holders? What’s your thoughts on that?

AS: So, I’ll actually take a bit of that if that’s okay, um, you know, we’ve upsized the PIPE twice, it was originally $100 million, and then we increased the size again. We have you know, as you mentioned, Bill Gates, Khosla Ventures, Innovation Endeavors, which is Eric Schmidt’s firm, they all took a smaller portion of the PIPE. We want to keep room for, you know, all of these incredible new investors. I think Samir actually can probably speak specifically to their investment.

SK: Yeah, look, we obviously invested in the PIPE because we still see a lot of upside in the company. As to how long we’re going to hold, that’s not something we publicly comment on.

MO: Okay, that is fair, I just asked these questions. I’m a just a messenger.

SK: No, I don’t take offense to it at all. But look, I mean if we didn’t see upside, we wouldn’t invest. So, we see upside. But you know, it’s impossible for us to predict how long we’re going to hold and certainly we don’t communicate that publicly.

MO: So yeah, of course. That’s definitely fair. So the next question is, you know, Adam, we talked a little bit more about it, are you looking at other markets as well? I know, you said, you know, definitely, in two years time FDA approval. But do you guys have projects in the works in other places like Canada, Europe, Sweden, and so forth?

AS: Yeah. Can I actually toss that one over to Bill?

BK: Sure, yeah, no, actually, for sure. Our current projections that you see out there publicly are through 2027. And the majority, obviously, based in the US, but since the market for robotic surgery across the entire globe is huge that’s one of the reasons we pursued the SPAC transactions to have the resources available to develop new markets. So right now, actually, we believe that, you know, Asia is the most attractive market for us to focus on. You’ll see some of the strategic hospital interest in Asia as well as Roberta Lipson who came into our expanded PIPE and so I think that’s where we’re going to start first. But for sure, you’ll see us expanding across the globe.

MO: That’s awesome. Well, thank you so much, gentlemen, we’ve reached our half an hour interview. So all this has been posted to r/SPACs with our live viewers. We have about 180,000 folks on our sparks so we’re very involved in SPAC investing, mostly retail and young, a lot of millennials, a lot of older folks, retired folks as well. Thank you so much for tonight. This was really informative to us. Thank you, Donald, Bill, Adam, David and Samir. We really appreciate you guys and wish you guys the best of luck. Do you guys have any last closing comments now?

DS: Thank you for having us. And I thought the questions were excellent. So, thank you very much.

AS: Thank you, guys. A ton of work that you guys put in so yeah, thank you.

MO: All right. Take care guys. Have a beautiful start to the week. Have a good night. Cheers. Bye-bye.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a definitive proxy statement that was distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. The Registration Statement was declared effective on August 9, 2021 and D8 Holdings mailed the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement and the definitive proxy statement/prospectus. You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.